GRUPO AEROPORTUARIO DEL SURESTE S.A.B. DE C.V.

December 11, 2009

VIA EDGAR TRANSMISSION

Ms. Lyn Shenk
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street NE
Washington, D.C.  20549-3561

Dear Ms. Shenk:

By letter dated November 16, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on June 10, 2009 (the “20-F”) by the Southeast Airport Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V. or the “Company”).  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.  Amounts discussed in this letter are expressed in thousands of Mexican pesos, unless otherwise indicated.

Item 3.  Key Information
Selected Financial Data, page 2

1.
You disclose in note 9 to the table that income tax was payable on dividends because the distribution was not made from our after-tax earnings account.  Please clarify for us and in your disclosure whether the note pertains to all periods presented or only certain periods, and if only certain periods, which periods.  Also, disclose the amount of taxes accrued for each period affected and which line item of the table the taxes are included.

Response: Income tax was payable on all dividends during those periods because the distributions of those dividend were made from our after-tax earnings account.  The amount of taxes accrued is as follows:

	2008	2007	2006	2005	2004
Income Tax payable on dividends	Ps.351,262	Ps.88,873	Ps.89,283	Ps.85,713	Ps.69,422

Dividends are tax-free only if paid out of the CUFIN (Net Taxable Income Account).   The taxes were charged to our capital account through 2007.  In 2008, we determined that part of the taxes we paid could be credited against the payment of IETU, and accordingly, we registered an asset on our balance sheet reflecting the probability of recuperating the tax.

We will revise future filings to include a more specific and comprehensive discussion of the income taxes paid on dividends, including the amounts paid and under which line item the taxes are included.

Item 5. Operating and Financial Review and Prospects

2.
We note your presentation of “cost of services margin” on page 77, and “operating margin” and “net margin” on page 82.  However, we did not note any analysis of the changes in these measures, and no discussion of the apparent trends exhibited by these measures.  Please expand your disclosure to include an analysis at the appropriate level of detail.

Response:  As indicated in note 4 to the table appearing on page 77 of the 20-F, and notes 4 and 5 to the table appearing on page 82 of the 20-F, the “cost of services margin,” “operating margin” and “net margin” are equal to a variable divided by total revenues.  In the case of “cost of services margin,” the variable is the cost of services; in the case of the “operating margin,” the variable is operating income, and in the case of the “net margin,” the variable is net income.  We have provided an analysis of changes and trends in total revenues on page 83 of the 20-F, of cost of services on page 84 of the 20-F, of operating income on page 83 of the 20-F, and of net income on page 85 of the 20-F.  Although we believe that it is convenient for investors to perform the calculations required to arrive at each of the margins described above, we do not believe that investors would benefit from a further discussion of the margins beyond the existing discussion of the factors used in those calculations.

Operating Results by Airport, page 81

3.
On an overview basis, please discuss the significant factors that impact the results of operations of each airport and that cause results of operations and profit margins (defined as operating income of each airport divided by corresponding revenues) to vary among airports.  Also, include an analysis at the appropriate level of detail of the material factors that cause results of operations and profit margin of each airport to vary between comparative periods presented.

Response: Revenues at each of our airports are composed of aeronautical services and non-aeronautical services.  Aeronautical services are subject to price regulation, and we historically have charged prices for these services that are nearly 100% of the maximum amount we are permitted to charge.  Accordingly, our revenues from aeronautical services at each of our airports are determined principally by passenger volume.  Non-aeronautical services are composed of (a) non-regulated services, which are not subject to rate regulation, and (b) regulated services, which are subject to maximum rate regulation.  Non-regulated non-aeronautical services consist primarily of commercial services, such as the leasing of space to restaurants, retailers, and other service providers.  Although our revenues from non-aeronautical services at a specific airport are affected by the mix of services at that airport and the rates that we negotiate with those service providers, in recent years, these factors have not materially changed. In addition, the factors affecting non-aeronautical revenues tend to be similar from airport to airport, after accounting for differences due to passenger volumes.  Regulated non-aeronautical services, such as the leasing of space to regulated service providers, like regulated aeronautical services, are determined principally by passenger volume.  We do not believe that there are material differences in these factors between the airports that we operate.

Profit margins are determined by revenues, as indicated above, and operating expenses.  The operating expenses at our airports are influenced principally by two factors: fixed costs and variable costs.  Fixed costs are the costs of operating an airport, such as utilities and employee costs, which are primarily dependent on the size of the airport and do not vary with the number of passengers.  Variable costs are dependent on passenger volume, or, in the case of our technical assistance and concession fees, on financial results that are primarily determined by passenger volume.  As with revenues, we do not believe that there are material differences in these factors between the airports that we operate.

We will revise future filings to include a more specific and comprehensive discussion of the factors influencing revenues and margins; however, we do not believe that there are any material differences among these factors at our different airports.  In addition we note, as disclosed on page 10 of the 20-F, 77.1% of our revenues and 71.2% of our passenger traffic travels through Cancún airport.  No other airport represents more than 10% of our revenues.  As such, we do not believe that it would be material or useful to investors to disaggregate our revenues by airport further than as disclosed on page 81 of the 20-F.

4.
We note that “other” in the table includes amounts for both airport and nonairport operations.  Please consider disaggregating the amounts in this line between airport and nonairport operations to enable investors to have a fuller understanding of your operations attributable solely to airports.

Response:  We will revise future filings to explain the sources of the revenues that compose the category “other”, and whether those revenues are derived from airport and other operations.

5.
We note the intercompany agreement referred to in note 1 to the table.  Please explain to us and disclose in further detail the business purpose associated with this agreement.  Also, explain to us and disclose how the results presented for each airport are representative of its actual operations.  Additionally, quantify for us and in your disclosure how the results of each airport were impacted by the operation of the intercompany agreement.

Response:  We are required to continue operating and maintaining our nine airports for the life of the concessions we hold for them, regardless of the economic viability of any particular airport.  Likewise, we are required to make minimum amounts of committed investments in each of our airports regardless of that airport’s profitability.  Therefore, each airport in our group is required to support and, in effect, guarantee each other airport.  Initially, the Company used dividends and investments, and intercompany loans, to transfer funds among its operating subsidiaries so as to ensure that each subsidiary had sufficient funds to meet its operating expenses and investment commitments.  We and each of our subsidiaries entered into an intercompany agreement in 2007 that contractually requires each airport to make specified payments to our holding company, which in turn is obligated to make payments to certain airports to ensure that each airport has sufficient funds to allow it to meet its obligations under its concession, master development program and applicable law.  All of our airports make payments to our holding company under this agreement, based on their profitability, and our service companies and certain smaller airports benefit from payments under the agreement.  Because the airport business benefits from economies of scale, Cancún, Merída, Oaxaca and Veracruz airports are net payers under the intercompany agreement, whereas smaller airports, such as Cozumel, Huatulco, Minatitlan, Tapachula and Villahermosa are net beneficiaries.  We believe that these payments to and from our airports are representative of its actual operations, inasmuch as the payments by airports are indicative of the cost of the effective guarantee provided by other airports, and the payments to airports are indicative of the costs such airport incurs in providing the effective guarantee.  We will revise future filings to explain in greater detail the purpose and effects of the intercompany agreement.  Although the intercompany agreement affects the results of individual airports, it does not affect our consolidated results of operations.  Therefore, we believe that quantifying the effect of the intercompany agreement for investors on an airport-by-airport basis would not be helpful; however, we are willing to share this data with the SEC on a confidential basis.

Comparative Results of Operations
Revenues, pages 83 and 85

6.
We note your explanation of changes in aeronautical revenues per workload unit included in the analysis of revenues between comparative periods presented.  In support of this assertion, please consider a table that separately displays the number of international and domestic passengers, along with the associated revenue and revenue per workload unit, to enable investors to further understand the relative impact of each passenger group.

Response: Pursuant to the terms of our concession, we are limited in the rates we may charge per workload unit, regardless of whether a passenger is domestic or international.  These rates are described on page 57 of our 20-F.  We are not permitted to exceed these rates, and we generally set our pricing structure to earn the maximum amount permitted by these rates.  Accordingly, we do not believe it would be material nor helpful to investors to disclose whatever minimal differences exist between international and domestic passengers in terms of aeronautical revenue and revenues per workload unit.

7.
For the respective sources of nonaeronautical revenues cited in terms of percentage increases between comparative periods presented, please also quantify the associated amount of the increases in pesos to enable investors to understand the relative magnitude of each.  In this regard, consider use of a table that lists each source of nonaeronautical revenue accompanied by the associated peso amount for each comparative period presented and relative percentage change therein.

Response:  We will revise future filings to quantify such amounts in the form of a table.

8.
In connection with comparisons of regulated and nonregulated sources between the comparative periods presented, consider a table that lists the types of services within each category, particularly those that are commercial and noncommercial, so investors may have a fuller and clearer understanding of the relative impact of each source.  For example, you refer to commercial services described above in the last sentence of the revenue analysis in each comparative period presented, but it is not clear what services to which you are referring and which of such are commercial.

Response: We will revise future filings to include such a table.

9.
Please discuss the significant factors (for example, price increases, service mix, etc.) at the appropriate level of detail contributing to the increase in nonaeronautical revenue per terminal passenger in each of 2007 and 2008 relative to the comparative prior year period.  If service mix is a factor, provide an analysis at the appropriate level of detail of the underlying drivers affecting service mix, for example, the primary services affecting the measure, relative revenues on a per unit basis associated with the services cited compared to the other nonaeronautical services, why cited services performed better/worse relative to the other nonaeronautical services, etc.

Response: The primary factor influencing the increase in nonaeronautical revenue per terminal passenger in 2007 and 2008 the opening of Terminal 3, which was designed to provide more convenient retail and food service opportunities for travelers.   We believe Terminal 3 is responsible for a significant portion of the increase in non-aeronautical revenue per terminal passenger.  In addition, in 2008, the peso devalued as compared to the dollar.  As a result, we believe that international passengers (who mostly pass through Terminal 3 of Cancún airport) found peso-denominated goods and services more attractive, as they were relatively less expensive in US dollars terms, thereby increasing consumption.  We do not believe that service mix was a material factor in the increases in non-aeronautical revenues.  We will revise future filings to discuss the factors affecting the change in nonaeronautical revenue per terminal passenger.

Operating Expenses and Operating Income, pages 83 and 86

10.
Please quantify each factor to which variances in cost of services and general and administrative expenses are attributed to enable investors to understand the relative magnitude of each.  Additionally, discuss underlying drivers and trend prospects associated with each factor cited.  For example, you state that cost of services and general and administrative expenses increased in 2008 due to personnel costs related to the personnel reorganization that occurred but did not state why personnel costs were impacted by this nor the prospect of associated continued higher level of personnel costs.  Further, analyze at the appropriate level of detail the reasons for material variances in operating expenses, on both a consolidated and segment basis, and cost of services per workload unit for each comparative period presented.

Response:  Our cost of services increased by 8.9% on an annual basis from 2007 to 2008.  As indicated on page 77 of the 20-F, the major drivers of that cost increase were employee costs (approximately Ps. 239.6 million to Ps. 276.6 million), maintenance (approximately Ps. 118.3 million to Ps. 146.1 million) and utilities (approximately Ps. 79.1 million to Ps. 98.0 million).  As we discuss on page 84 of the 20-F, these increases were largely due to the personnel reorganization, the payment of professional fees related to our checked baggage system, and the opening of Terminal 3, which increased all of our costs, including employee, energy and maintenance costs.  The 9.8% increase in our general and administrative expenses was attributable primarily to costs arising from our personnel reorganization.

Our personnel reorganization in 2008 involved the transfer of all of our employees from our operating companies to RH ASUR, S.A. de C.V. and Servicios Aeroportuarios del Sureste, S.A. de C.V.  In order to facilitate this restructuring, we made payments to a number of the constituencies involved, including a payment of Ps. 14,000 (actual pesos) to each unionized employee.  We have committed to continue paying our unionized employees Ps. 14,000 (actual pesos) per year for continued service.

As we explain on page 77 of the 20-F, on a consolidated basis, our operating expenses are composed primarily of general and administrative costs and cost of services, a technical assistance fee and government concession fee, as well as depreciation and amortization.  Our operating costs increased by 10.2% in 2008, due to similar increases in each of the components of our operating costs.  Our general and administrative costs and cost of services increased for the reasons detailed above.  Our technical assistance fee is determined by our earnings before comprehensive financing costs, income taxes and depreciation and amortization, and increased as a result of the corresponding increase in this amount.  Our government concession fee is determined by our revenues, and increased as a result of a corresponding increase in our revenues.  Our depreciation and amortization increased as a result of depreciations of new investments and improvements, such as Terminal 3.  We will revise future filings to provide discussion at the appropriate level of detail of the factors affecting each component of operating costs, including in 2008 the personnel reorganization, on a consolidated basis.

We do not believe that it would be helpful to investors to analyze our operating costs on a segment basis.  Cancun Airport accounted for 67% of our operating costs in 2008, and none of our other airports accounts for 10% or more of operating costs.  We believe that the factors influencing operating costs on a consolidated basis are similar to those influencing operating costs at individual airports.

Income Taxes, Asset Tax and Deferred Flat Rate Business Tax, pages 85 and 87

11.
Please quantify each factor cited in this section and under “Net Income” that contribute to the change in the amount of the tax provision between comparative periods.  In this regard, consider disclosure of the impact of taxes solely in this section.  Also, ensure (i) your analysis is clear on why and how the factors cited impact your tax provision(s) between comparative periods, (ii) your analysis clearly addresses the underlying reasons for changes in effective tax rates between comparative periods, and (iii) that it is clear whether the “effective tax rate” refers to the overall tax provision or to a only a specific tax component within the overall provision, given that your tax provision consists of three separate types of taxes as indicated on the statements of income.  It appears that a thorough analysis of the change in the effective income tax rate between the periods presented as indicated in note 13 of the notes to the consolidated financial statements would be useful to an understanding of how and why your total tax provision materially changed between the years.  In this regard, it does not appear that your reference in “Net Income” to the “Taxation” section, although useful as background, clearly explains the magnitude of the variances in your tax provisions and effective tax rate for 2008.  In connection with this, amounts paid in 2006 and 2007 for the asset tax as indicated under “Taxation” are not representative of the much lower provision amounts for this tax as presented in the statements of income, and there is no analysis of the difference.  It also does not appear that citing the balances of the deferred IETU tax liability and deferred IETU tax asset in the comparison of 2008 to 2007 adequately quantifies the effect of this on the tax provision, and the change in such balances does not appear to have a material effect.  Further, it is also not clear why net income for 2008 was materially benefitted by the elimination of the asset tax when it was replaced by a higher amount of IETU in that year.  Given the number of separate taxes making up your total tax provision, consider separate analysis of each type of tax between comparative periods.

Response:

The Company's overall tax provision for 2006, 2007 and 2008 consists of three separate taxes payable (income tax, asset tax, and IETU tax), as set forth in the following table for each of the three years ended December 31, 2008:

	2006	2007	2008
Current Income Tax		64,638	408,536
Deferred Income Tax	267,497	230,931	(58,965)
Cancellation of Income Tax Provision from Prior Periods		(150,041)
Total Income Tax	267,497	145,528	349,571

Current IETU Tax			78,225
Deferred IETU Tax			10,879
Establishment of Deferred IETU Tax Provision		489,141
Total IETU Tax		489,141	89,104

Asset Tax	44,935	21,899	60,091

Total tax provisions	312,432	656,569	498,766

The determination of which taxes are payable and the appropriate tax rate to use therein for the deferred taxes associated with these tax regimes is determined on an individual airport-by-airport basis since the company does not file a consolidated income tax return.  In addition, for 2006 and 2007, given that the asset tax was applied as a tax credit against future income taxes, we performed an analysis on an airport-by-airport basis and determined how much asset tax should be registered as deferred tax that is recoverable through credits, which is registered as a recoverable tax on our balance sheet, and how much should be recognized as expense, which is registered on our income statement.  In addition, our tax provisions have been affected in 2007 and 2008 by the replacement of the asset tax, which expired on December 21, 2007, with the flat-rate business tax, also known as the IETU by its Spanish acronym.

Our income tax provision decreased from 2006 to 2007 because, in connection with the replacement of the asset tax with the IETU, we undertook an analysis on a subsidiary-by-subsidiary basis as to which companies would be subject to IETU, and which companies would be subject to income tax on a going-forward basis.  As a result of certain companies switching from income tax to IETU, we cancelled a net deferred income tax liability of Ps. 150,041.  This one-time cancellation, in addition to a decrease in the applicable tax rate from 29% to 28%, more than offset an increase in current and deferred income tax due to an increase in income from Ps. 860,399 to Ps. 1,178,929.

Our income tax provision increased from 2007 to 2008 because our income increased from Ps. 1,178,929 in 2007 to Ps. 1,548,235 in 2008.  Furthermore, the 2007 tax provision was affected by the extraordinary cancellation of deferred income tax liabilities described above.  In addition, as a consequence of the intercompany agreement among our holding company and our subsidiaries, our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., or “GAS”, increased its taxable income and was subject to higher income tax payments. GAS’ current tax provision increased and it does not have any net operating loss carryforwards or significant temporary differences.  These effects more than offset the decrease in our income tax provision resulting from the discontinuance of inflation accounting for financial reporting purposes but not for tax purposes.

We first established an IETU tax provision in 2007, in anticipation of the implementation of the IETU tax beginning on January 1, 2008.  The IETU tax rate for 2008 was 17.5%.  As a result of our subsidiary-by-subsidiary review of which companies would be subject to IETU, and which companies would be subject to income tax on a going-forward basis, we determined that virtually all of our subsidiaries, except for GAS and our Cancun airport subsidiary, would be subject to IETU tax.

Our IETU tax provision in 2008 resulted from the payment of IETU tax for the first time, which increased our current IETU tax , and the reduction of a tax credit available for fixed assets acquired from 1998 to August 31, 2007, which resulted in an increase in our overall deferred IETU tax liability.

Our asset tax provision decreased from 2006 to 2007 because of a decrease in the asset tax rate from 1.8% to 1.25% and an increase in the amount of asset tax we expected to recover in the future as a credit against income taxes.  These effects more than offset an increase in our taxable asset base from Ps.4,549,277 to Ps.6,550,960.

Our asset tax provision increased from 2007 to 2008 as a result of the replacement of the asset tax with the IETU tax as of January 1, 2008.  Pursuant to the law that established the IETU tax, the deferred asset tax balance may be recovered through rebates over the following ten years up to 10% each year, provided that this amount does not exceed the difference between the income tax paid in the year and the lowest of the asset tax amounts paid during the three years prior to January 1, 2008.  As part of our annual assessment, we reevaluated our deferred tax asset and determined that Ps.60,091 would not be recoverable, and registered it as an expense in our income statement.

In 2008, net income was not "materially benefited" by the elimination of the asset tax when it was replaced by the IETU tax.  Rather, the elimination of the asset tax in 2007 caused a net one-time charge to the 2007 tax provision (as discussed above) that did not recur in 2008.

We have not historically presented an overall consolidated effective tax rate analysis given the fact that some of these taxes (such as IETU and the asset tax) are not strictly based on operating results, but rather, are based in part on a company’s asset base.  Note 13 to our financial statements includes a effective rate reconciliation related to income taxes which is separately presented as a line item in the income statement appearing on page F-4 of the 20-F and includes the effects mentioned in the paragraph above.

We will clarify in future filings the nature of our taxes and include more disclosure on a tax-by-tax basis.

12.
We note in connection with the personnel reorganization undertaken in 2008 that employees had been transferred to consolidated subsidiaries of the company.  From a consolidated perspective, please explain to us and disclose why you were not required to pay employee statutory profit sharing for 2008, and why it was appropriate to cancel the provision for deferred employee profit sharing which appears to have been accrued as an obligation related to past service.  Also, quantify the effect of cancelling the deferred employee profit sharing provision.  Further, clearly explain the relationship of employee statutory profit sharing to your taxes in 2007, 2008 and subsequent periods relative to your change in classifying associated amounts in connection with the change in Mexican GAAP in 2007 on this point as disclosed elsewhere in your filing.

Response:  Since April 2008, all of our employees have been employed by RH Asur, S.A. de C.V. (in the case of unionized personnel) or Servicios Aeroportuarios del Sureste, S.A. de C.V.  On page 79 of the 20-F, we disclose:

We are subject to the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. Under this regime, 10% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among employees other than the chief executive officer. We were not required to pay employee statutory profit sharing in 2006, 2007 and 2008 because we generated tax losses in those years.  (emphasis added)

Accordingly, in 2008, neither RH Asur, S.A. de C.V. nor Servicios Aeroportuarios del Sureste, S.A. de C.V. paid PTU because each of those subsidiaries registered a tax loss.

We were able to cancel our provision for deferred PTU because the entities that would have been required to pay PTU no longer employed our personnel in 2008, as a result of the personnel reorganization in our response to Comment 10 above.  The value of the cancelled provision was Ps. 37,496, which was applied to consolidated income.  We will revise future filings to clarify the reasons behind, and the effect of, the cancellation of our provision for deferred PTU.

As indicated in note 3 to the table entitled “Consolidated Operating Results” on page 82 of the 20-F, pursuant to Mexican Financial Reporting Standard (“MFRS”) B-3, which we adopted on January 1, 2007, PTU was reclassified from an income tax to an operating expense.  Because we were not required to pay PTU in 2006, 2007 or 2008, PTU had no effect on our income taxes in 2007, nor on our operating expenses in 2007 or 2008.

13.
In connection with the above comment, we note your disclosure on page 79 that you are committed to pay each employee a minimum payment of Ps. 14,000 per year in lieu of statutory profit sharing.  Please tell us whether you have accrued a liability for such payments and the amount of such at December 31, 2008, and where and what amounts associated with this liability are recorded in your financial statements in each of the last three annual periods.

Response: As part of our 2008 personnel reorganization, we committed to pay each of our unionized employees Ps. 14,000 (actual pesos) per year for continued service.  These amounts are paid and expensed (for purposes of our income statement) at the end of each year, and are included in cost of services.  We do not believe that these amounts are material.  We will revise future filings to explain these payments.

Tabular disclosure of contractual obligations, page 95

14.
Since the Technical Assistance agreement appears to be in effect for the entire five year period of the table given that the agreement is automatically renewed for successive five-year terms, it appears that the annual fixed minimum amount should be presented for each of the periods presented in the table.  Please revise the table accordingly.

Response: We will revise the table to indicate future annual fixed minimum amounts under the agreement.

Notes to Consolidated Financial Statements l

Note 3 Summary of significant Mexican FRS accounting Policies

e) Rights to use airport facilitates, environmental liabilities and airport concessions, page F-14

15.	Please state the total life and the amount remaining thereof in regard to airport concessions

Response: The duration of the main 9 airport concessions granted to us in June 1998 is 50 years as disclosed in Note 1 to the financial statements appearing on page F-8 of the 20-F. The duration of smaller concessions, which we subsequently acquired on June 30, 1999, are amortized over the remaining concession period ending in 2010 as disclosed in Note 6 to the financial statements appearing on page F-23 of the 20-F. However, we will consider consolidating such disclosures in the Significant Accounting Policies section in future filings.

g) Employee Benefits- Seniority premiums and employee severance pay, page F-15

16.
Please explain to us the nature of the seniority premiums and the associated significant terms and conditions. Explain to us and disclose how the amount of the liability for such benefit is computed and how the annual cost is determined under Mexican GAAP. Further, please advise if you account for this benefit for US GAAP purposes as presented in note 18 of the notes to the consolidated financial statements pursuant to Accounting Standards Codification (ASC) Topic 712 “Compensation - Non retirement Postemployment Benefits” or ASC Topic 715 “Compensation – Retirement Benefits”, and which of the subtopics 10 through 80 thereunder you follow, and the basis for the topic and subtopic, as appropriate, followed. Also please advise how your disclosure for this benefit for US GAAP purposes complies with the applicable disclosure requirements of ASC Topic 712 or topic 715.

Response: Seniority premiums are post retirement benefits afforded to workers pursuant to Mexican Labor Law and are accounted for on an actuarial basis for both Mexican FRS and US GAAP and hence, there is no reconciling item appearing in the US GAAP footnote.  The disclosures required by both Mexican FRS and US GAAP SFAS 87 were not included given the insignificance of the amounts. The actuarially determined unfunded liability at December 31, 2008 and 2007 was approximately Ps.7.5 million and Ps.8.5 million, respectively. The pension cost for the years ended December 31, 2008, 2007 and 2006 was Ps.2.6 million, Ps.4.2 million and Ps.3.9 million, respectively.  Management continues to monitor these balances on a periodic basis and will include in future filings additional required disclosures when such amounts become significant.

17.
From your disclosure we note that in 2008 you changed the amortization period for items pending amortization at December 31, 2007 to five years apparently in response to newly effective Mexican accounting standard. This treatment appears to differ from that for US GAAP purposes in which amortization generally occurs over future years of service pursuant to ASC 715-30-35-10 and 24 and ASC 715-60-35-15 and 29 in regard to defined benefit plans.  However, we did not note a reconciling item for this treatment difference between Mexican and US GAAP in note 18 of the notes to the financial statements.  Please advise.

Response: Based on the new Mexican FRS effective January 1, 2008, the amortization of prior service costs and actuarial gains (losses) pending amortization were shortened to five years.  We acknowledge that US GAAP requires such amounts to be amortized over the remaining estimated service period of the employee. However, as discussed in the response to Comment 16 above, management determined that the impact in 2008 for the difference in amortization periods on the net cost of the period and period end unfunded liability of approximately Ps. 143 not to be material. We will reflect this US GAAP difference in future filings when it becomes material with respect overall financial statements.

18.
You disclose here that in 2008 you cancelled the additional liability, corresponding intangible assets and related component in accounting equity existing at December 31, 2007. Please explain to us and clearly disclose (i) to which specific benefit such cancellations relate and why such cancellations were appropriate (ii) the amounts that were cancelled and (iii) whether or not there were replacement or substitute benefits for those cancelled, and if so, the amount of such benefits and related liability recorded in 2008.

Response: The cancellation of intangible asset and additional minimum liability relate to the Seniority Premium liability discussed in the response to Comment 16 above.  The cancellation, which amounted to approximately Ps. 1.6 million, only impacted long-term liabilities and non current assets, did not impact stockholders' equity and was made pursuant to a change in the Mexican FRS effective January 1, 2008. The replacement or substitute benefits provided to employees are discussed in our response to Comment 13 above.

Note 13 Income tax, asset tax and flat rate income tax (IETU)

a) Income tax, page F-30

19.
Please clarify for us and in your disclosure what “income tax” referred to in the first paragraph represents. Based on the amounts cited relative to the income tax provisions recorded as indicated further in note 13, it appears these amounts may represent "taxable income”. If these amounts are intended to represent “income tax” please explain to us how these amounts relate to the income tax provisions recorded.

Response: The Staff is correct in its interpretation related to the disclosure. When the disclosure refers to “income tax” it is actually referring to "taxable income”. We will revise future filings to clarify the language used.

20.
We note that Grupo Aeroportuario del Sureste, S.A.B. de C.V. is the parent holding company that conducts all of its operations through its subsidiaries. We also note that no consolidated tax return is prepared. In connection with this, please clarify to us and in your disclosure the significance of presenting in the first paragraph the apparent taxable income of the parent and how such relates to the separate taxable income/loss of its subsidiaries and Cancun Airport separately cited in the first paragraph, and in particular how the taxable amounts for each entity are factored into determining the consolidated tax provision reported.

Response: We believes that our disclosure on page F- 30 of the 20-F provides investors with a sufficient understanding of the tax impact at the consolidated level. The Company conducts its operations through its subsidiaries and each entity, including the holding company, files stand-alone tax returns in Mexico. The first paragraph aims to provide investors with information as to which legal entities generated taxable income or losses. It also provides individual information about the subsidiary Aeropuerto de Cancún, S.A. de C.V. because it represents the most significant airport in terms of contributions to our consolidated results.  For financial reporting purposes, the we determine our consolidated tax provision by preparing separate tax provisions on a subsidiary-by-subsidiary basis, assessing the appropriate tax regime applicable (income tax, asset tax, IETU tax) and performing a separate company evaluation of the recoverability of the individual deferred tax assets.

21.
Please reconcile your disclosure on this page that indicates apparent taxable income to your disclosure on page 79 under “Employee Statutory Profit Sharing” that you were not required to pay employee statutory profit sharing in 2006, 2007, and 2008 because you generated tax losses in those years.

Response: The disclosure on page 79 of the 20-F refers only to those subsidiaries that have employees and therefore are subject to the employee statutory profit sharing regime. The companies Cancun Airport Services S.A. de C.V. and Grupo Aeroportuario del Sureste, S.A.B. de C.V., which generated taxable income for the periods presented, have no employees and therefore are not subject to employee statutory profit sharing. We will consider additional disclosures in future filings to the extent that these amounts are material or disclosure is informative.

22.
Please explain to us and disclose the reason for the variations in the amount of the current tax provision presented in the table on page F-31, in particular, why in 2008 is so much greater than in 2007.

Response: During 2008, the Company entered into various intercompany agreements that allow us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flows at each subsidiary in order to support such subsidiary’s respective obligations under its concession, master development program and applicable law. (Please see our response to Comment 5 above). The implementation of this strategy affects operating income results reported by individual subsidiaries but does not affect our consolidated results before tax. However, as a result of these transactions, Grupo Aeroportuario de Sureste S.A.B. de C.V. (GAS) (the holding company) substantially increased its taxable income which directly impacted its current tax provision.  As mentioned above in our response to Comment 20, each company files its own stand-alone tax return and therefore, such amounts carried forward to the consolidated tax provision for financial reporting purposes.  We will consider additional disclosure in future filings.

23.
We note significant decrease in tax loss carryforwards in 2008 shown in the deferred income tax table on page F-32, but it is not clear how such change impacted your overall income tax provision and in particular the current tax provision since the current tax provision significantly increased in 2008 as shown on page F-31. Please clarify for us and in your disclosure.

Response: As a result of the introduction of the new Flat Rate Business Tax (Impuesto Empresarial a Tasa Unica or “IETU”) on October 1, 2007, effective for the periods beginning in January 1, 2008, companies are required to pay the greater of the IETU tax or the income tax. In 2008, only two of our companies, Grupo Aeroportuario de Sureste, S.A.B de C.V and Cancun Aiport Services, S.A. de C.V. were subject to regular income tax. Only Aeropuerto de Cancun, S.A is expected to generate future income tax to utilize the deferred tax assets. Based on this, the column for the year ended December 2008 in the disclosure on page F-32 of the 20-F relates to deferred tax (including the loss carryfowards) and only includes the two companies mentioned above that are expected to be subject to the income tax regime. The column for the year ended December 2007 is not comparable.  From a presentation perspective, the 2007 column was prepared including all the companies in the group rather than the two presented in 2008 as further explained in our response to Comment 24 below.  The explanation for the variation in the amount of the current tax provision is provided in our response to Comment 22 above.

24.
Please explain to us why “Cancellation of deferred income tax from prior periods” gives rise to a deferred tax asset in 2007, as presented in the table for deferred income tax on page F-32. It appears to us that if such amounts are cancelled, the amounts would have been written off and included in the income tax provisions for 2007.

Response: As noted in our response to Comment 23, on October 1, 2007, the IETU tax regime was enacted. As a result, in 2007, we undertook an analysis to determine which companies, on a going-forward basis, would be subject to IETU tax versus an income tax regime.  For those subsidiaries that we determined would be subject to IETU tax, the Company cancelled all of the deferred income tax amounts previously recorded under the income tax regime and established deferred tax amounts under the IETU tax regime. The net effect of such was recorded in the income statement within the tax provisions for 2007.

For presentation purposes in the table in Note 13 on page F-32 of the 20-F, the 2007 column reflects the deferred income tax amounts for all subsidiaries on a line item-by-line item basis and the write-off of the amounts related to the subsidiaries which would be subject to IETU tax and for which a IETU tax deferred liability was established was reflected in the line item "Cancellation of deferred income tax from prior periods". Therefore, the individual line items (including "tax loss carryforwards") are not comparable on a year-to-year basis. The ending balance of that table properly reflects the deferred tax balances for those entities expected to be subject to the income tax regime while the table on page F-34 of the 20-F discloses the deferred IETU tax balances for those subsidiaries subject to IETU tax. Please find below for your reference the pro-forma table with "Cancellation of deferred income tax from prior periods" being presented net of the corresponding line item that originated the temporary difference:

	As presented in 20-F	Pro Forma
	2007	2007

Deferred asset tax:
Tax loss carryforwards	756,050	478,484
Other	27,418	21,427
Cancellation of deferred income tax from prior periods	150,041	-
Valuation allowance	(58,211)	(40,045)
	875,298	459,866
Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture and equipment	(2,461,726)	(2,048,556)
Other	(6,465)	(4,203)

	(2,468,191)	(2,052,759)
Net deferred tax liabilities before recoverable asset tax	(1,592,893)	(1,592,893)
Recoverable asset tax, net of valuation allowance
of Ps. 114,624 and Ps.49,192, respectively	491,914	491,914
Net deferred tax liabilities	(1,100,979)	(1,100,979)

25.	Please explain to us how the change in “Recoverable asset tax, net of valuation allowance” shown in the deferred income tax table on page F-32 is reflected in the income tax provision for 2008.

Response: The asset tax provision is a separate line item in our consolidated statement of income under Mexican FRS as set forth on page F-4 of the 20-F.  The asset tax provision through December 31, 2007 consists of both current and deferred asset tax amounts, while the provision for 2008 reflects only a deferred asset tax provision given the substitution of the asset tax with the IETU tax as discussed in our response to Comment 24 above.

26.
You disclose that Mexican companies are required to pay the greater of IETU or the income tax. Since the tax provisions for 2007 and 2008 include amounts for both of these taxes, please clarify for us and in your disclosure how the respective taxes are factored together into your overall tax provision within the same year.

Response: As a result of the introduction of the IETU in 2007, effective for the periods beginning in January 1, 2008, companies are required to pay the greater of the IETU tax or the income tax as determined based on the provisions of the tax law.  To the extent a subsidiary expects to be in an income tax position for the foreseeable future, its current and deferred tax provisions are determined on this basis.  Conversely, to the extent a subsidiary is expected to be in an IETU tax position for the foreseeable future, its tax provisions are determined based on this basis. Therefore, the determination is on a subsidiary-by-subsidiary basis and our consolidated tax provision could reflect both taxes (given that we do not file a consolidated tax return).  As it relates to IETU, the 2007 tax provision includes only a deferred IETU tax amount related to the establishment of the deferred IETU tax amounts for those subsidiaries expected to be subject to this tax in the foreseeable future.

27.	In the table for the IETU provision on page F-34, please explain to us and disclose the basis for the current tax provision.

Response: The Company began to pay IETU tax during 2008, hence there is no current provision for 2007. The current provision for 2008 reflects the amounts owed for the fiscal year pursuant to the IETU tax regime and payable on a separate subsidiary basis.

28.	In the table for the deferred IETU tax liability, the basis for the valuation allowance against the liability in 2008 is not clear. Please clarify for us and in your disclosure.

Response: The disclosure presented on page F-34 of the 20-F, which details the components of the deferred IETU tax net liability, particularly the line of "Others" totaling Ps. 13,455 and 91,778 for 2007 and 2008, respectively, represents the deferred tax assets for the corresponding year. The valuation allowance of Ps. 4,291 corresponds to the amount of such deferred tax assets not expected to be realized in future periods. From a presentation perspective, the valuation allowance should have been presented below the "Others" line item to which is corresponds.  We will correct the presentation in future filings.

Note 14 Technical assistance agreement, page F-35

29.
We note your obligation to pay an annual fee equal to the greater of a fixed fee or 5% of the Company’s earnings. Please disclose the fixed fee amount, disclose more specifically what you currently receive in exchange for this fee and consider quantifying out of pocket expenses incurred.

Response: The minimum fixed amount payable pursuant to the technical assistance contract is US$ 2.0 million. We will include such disclosure in future filings. It is worth noting that we paid the variable 5% amount, totaling Ps.104 million, in 2008, and the out-of-pocket costs we incurred were minimal.  Under the agreement, we receive technical assistance for the operation, commercial services and infrastructure related to operating the airports.

Note 16 Commitments and Contingencies, page F-37

30.
For item b) under the “contingencies” section, please disclose in further detail the nature of the labor law claims and amounts of the claims so investors may have a better understanding of the claims and their magnitude.

Response: The nature of the labor law claims presented in Note 16 on page F-37 of the 20_F mainly relate to involuntary terminations. The total amount of these claims is approximately Ps. 2,500. No additional disclosure was included given the relative immateriality of such claims to our financial position, results of operations and cash flows.

Note 17 Segment information, page F-38

31.	Please explain to us the reason for the significant increase in revenues and operating income for other shown on in the table.

Response: As explained in our response to Comment 5, during 2008, Grupo Aeroportuario de Sureste S.A.B. de C.V. entered into various intercompany agreements that allow us to make corporate charges and credits to and from our subsidiaries for the purpose of establishing sufficient cash flows at each subsidiary in order to support such subsidiary’s respective obligations under its concession, master development program and applicable law. The implementation of this strategy affects operating income results reported by individual subsidiary but does not affect our consolidated results.

32.	Please explain to us the reason for the loss in Servicios in 2008. Address whether this indicates a known trend that would be discussed further in Item 5.

Response: The loss in Servicios in 2008 is due to the employee year-end bonus for which the expense was accrued and recognized in Servicios’ books in 2008, but was not charged out to the airports until 2009 when it was paid.  Pursuant to our intercompany agreement, such amounts are not invoiced to the airports until paid.  This has no effect on our consolidated results.  We do not believe this to be a known trend, but rather, a one-time adjustment.

Note 18 Differences between Mexican Financial reporting Standards and US GAAP, page F-39

33.
For the balance sheet presented in US GAAP on page F-41, please tell us and disclose any amount within other current liabilities that exceeded 5% of total current liabilities pursuant to Rule 5-02.2 of regulation S-X.

Response: The US GAAP balance sheet presented in the financial statements was a "condensed" balance sheet and therefore does not include all the required financial statement line items required in a complete uncondensed balance sheet.  Further, the Company believes that it has included the required disclosures pursuant to Rule 5-01.2 of Regulation S-X in Note 9 to the financial statements on page F-25 of the 20-F.  Nevertheless, the only individual liabilities that would exceed the 5% threshold (on a US GAAP basis) are detailed below :

Description	2007	2008
Taxes payable	Ps. 96,880	Ps. 453,290
Concession fees	46,337	45,421
Due to Shareholder – ITA	63,126	23,411
Other accounts payable	93,586	89,426
Account payable suppliers	17,073	10,022
Other	18,545	12,359
Total	Ps. 335,547	Ps. 633,929

We will provide further disclosure regarding any disaggregated amounts that are considered material in future filings.

34.
In view of your disclosure on page 85 that states you cancelled your provisions for deferred employee profit sharing in 2008 for Mexican GAAP, please explain to us the basis for recording a liability for such for US GAAP purposes as indicated by the line “Deferred employees” statutory profit sharing” in the US GAAP balance sheet on page F-41

Response: There is a printing error in the version as filed.  The table included on page F-41 erroneously included the 2007 balance of Deferred employees profit sharing totaling Ps.20,181 in the 2008 column. It is worth noting that the total liability amounts as reported for each period are correct. We will correct this error in future filings.

35.
We note the US GAAP adjustment for 2008 indicated in the reconciliation of net income between Mexican and US GAAP presented in the first table on page F-40. However, despite noting such adjustments, for 2008 we are unable to reconcile the amounts for costs of services and the sum of technical assistance fee, government concession fee and non-ordinary items in the consolidated statement of income presented in Mexican GAAP with the apparent respective corresponding amounts of cost of services and other expenses presented in US  GAAP on page F-42. Specifically, there appears to be a difference of 133,177 million in cost of services between the amounts presented in Mexican and US GAAP. Please explain to us the reason for the difference.

Response:  The US GAAP condensed statement of income presented on page F-40 of the 20-F inadvertently did not include a reclassification in 2008 of employee costs (primarily salary related) from "Other" operating expenses to the "Cost of Services" line item to which they correspond and which is where they have been historically presented for Mexican FRS and US GAAP.    The total amount of such expenses was Ps. 138,178 in 2008 as set forth in the table below. It is worth noting that both line items are included within operating expenses and therefore there is no impact on operating income.  We will include this reclassification in future filings.

Please find below a reconciliation of Costs of Services and Other Expenses from Mexican FRS to US GAAP for the year ended December 31, 2008:

Description	Page	2008
Service cost under US GAAP
Cost of services under Mexican FRS	F-4	Ps. 810,101
Reclassification to other expenses (see below)	A	(138,178)
US GAAP adjustment for Deferred employee profit sharing	F-41	15,895
Service cost under U.S. GAAP	F-43	687,818

Other Expenses Under U.S. GAAP
Technical assistance	F-4	104,485
Right to use concession facilities	F-4	154,752
Reclassification of employee expenses from Other to Cost of Services	A	138,178
Reclassification of non ordinary items (below the line) under Mexican FRS to operating expenses under US GAAP	F-4	9,734
Total	F-43	Ps. 407,149

36.
We note in note (A) “Airport concessions, right to use airport facilities and environmental liabilities” that you present five years of amortization and depreciation under Mexican GAAP. Please present five years of amortization and depreciation in the subsequent 5 years applicable to these items for US GAAP purposes pursuant to ASC 350-30-50-2a.3.

Response: We believe that the disclosures submitted under Mexican FRS provides investors with a good understanding of the amortization and depreciation amounts which will impact the primary financial statements for the next five years.  We have supplementally prepared below the five-year table of amortization and depreciation under US GAAP for your reference.

Year	Concession	Rights to use airport facilities

2009	Ps. 8,555	Ps. 53,319
2010	5,221	52,939
2011	-	52,247
2012	-	51,848
2013	-	51,779
	Ps. 13,776	Ps. 262,132

37.
We note for Mexican GAAP it appears that deferred employees profit sharing is considered to be a labor obligation and is not recorded as part of the tax provision. Please clarify for us and in your disclosure in note (F) “Deferred Employees’ statutory Profit Sharing (“PTU”) whether amounts associated with this liability are classified in the tax provision or elsewhere and where in the statements of income for US GAAP purposes.

Response: For US GAAP purposes, the PTU amounts were considered within operating expenses pursuant to the International Practices Task Force recommendations as set forth in their minutes. These movements in the Deferred PTU were classified in the statement of income for US GAAP purposes as Cost of Services.

Note (G) Deferred income taxes, page F-45

38.
We note that the sum of the lines “noncurrent deferred asset tax” and “recoverable asset tax” in the portion of the deferred income tax table on page F-46 equals the amount on the US GAAP balance sheet for “noncurrent deferred income taxes” for 2008, and appears intended to do the same for 2007(the sum for 2007 differs from the amount in the balance sheet by Ps. 44,520). To enable investors to readily determine the components of the noncurrent deferred income tax asset on the balance sheet through this note, please consider repositioning the line for “recoverable asset tax” to within the noncurrent deferred income tax section of the table in this note.

Response: We will reformat the table on page F-46 of the 20-F in future filings as requested.  We also supplementally inform the Staff that the difference related to the 2007 balances totaling Ps.11,520 (see table below) results from a reclassification of the deferred non-current assets related to fixed assets  for the purposes of the table on page F-46 of the 20-F which was not carried forward to the face of US GAAP Condensed 2007 Balance Sheet on page F-41. Although the amount is insignificant, we supplementally submit a reconciliation as of December 31, 2007 for your reference.

Description	Page	Balance Dec 31, 2007
Deferred income tax asset - non current	F-46	Ps. 169,688
Recoverable asset tax	F-46	491,914
		661,602
Difference		11,520
Deferred income tax assets- non-current - per face of consolidated US GAAP balance sheet	F-41	673,122

Deferred income tax liability - non-current	F-46	66,928
Current deferred income tax liability	F-45	8,888
		75,816
		11,520
Deferred non-current taxes payable	F-41	87,336

39.
In connection with the “recoverable asset tax” amounts presented here, we note that they are the same as the amounts reported under Mexican GAAP as presented on page F-32. Since the amounts in Mexican GAAP are presented net of valuation allowances, please present the associated valuation allowances here as well for US GAAP purposes.

Response: For US GAAP purposes, we presented the balance net of the valuation allowances on the table on page F-46 of the 20-F given that the balances of such accounts are the same under both GAAPs and the valuation allowances are disclosed in Note 13 on page F-32 of the 20-F. In future filings, we will present the gross amounts and valuation allowances in the US GAAP footnote as requested.

40.
Please explain to us why the amount presented for “Net deferred income tax liability under Mexican FRS” for 2008 in the table on page F-46 of PS. 800,819 does not equal the amount for “net deferred tax liabilities” for 2008 of PS 1,091,206 presented in the table on page F-32 in note 13 of the notes to the consolidated financial statements. The amount of the difference of PS. 290,387 appears to be the amount of tax paid on dividends.

Response: The Staff is correct that the difference relates to the amount of tax paid on dividends of Ps. 290,397 Under Mexican FRS, the tax on dividends is presented separately on the balance sheet (see F-3) as a current asset within the line "Recoverable taxed and other current assets" and not within the line "Deferred Income Tax" line item amounts. For US GAAP purposes, tax paid on dividends has historically been presented as a component of the "Deferred Income Taxes". In order to calculate the US GAAP deferred tax adjustments, both the Mexican FRS balances of net deferred tax liability line item of (Ps.1,091,206 ) and the dividend tax receivable Ps.290,387 need to be taken together (totaling a net liability under Mexican FRS of Ps 800,819) since the US GAAP amounts include the dividend tax asset.

Note (K) Supplemental Cash Flow Information, page F-48

41.
Please explain to us why it is appropriate to present the tax on dividends of Ps. 351,262 in 2008 as a financing activity rather than as an operating activity when it appears from your disclosure that tax on dividends is a component of the tax provision in arriving at results of operations in the statement of income for US GAAP purposes according note (2) of the notes to the statement of income on page F-42 Pursuant to ASC 230-10-45-17.c, payments to governments for taxes are an operating activity for US GAAP purposes.

Response: We have historically presented the tax on dividends as a financing activity given the nature of the payment.  As disclosed in Note 10 to the financial statements on pages F-26 and F-27 of the 20-F, the tax on dividends is directly related to the payment of dividends to shareholders and is payable since we do not have any CUFIN (Net Taxable Income Account).  Given that this payment relates to the dividends, which are a financing activity and not related to any taxes resulting from operating activities, we concluded that it was most appropriate to present it within financing activities.

*****

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Sincerely,

/s/ Adolfo Castro Rivas
Lic. Adolfo Castro de Rivas
Chief Financial Officer

cc:	Doug Jones
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Alonso Infante Faustino Montero
PriceWaterhouseCoopers